FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Form D2B – Notification of Change of Particulars of Secretary and Director which was filed with Hong Kong Companies Registry on 8 December 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP POWER HONG KONG LIMITED

By:	/ s / Yuen Lai Sheung
Name:	Yuen Lai Sheung
Title:	Assistant Company Secretary

Date: 29 December 2005

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Companies Registry	Notification of Change of Particulars of Secretary and Director
	(Companies Ordinance s. 158(4))	Form	D2B

	Important Notes		Company Number
	•	Please read the accompanying notes before completing this form. Please print in black ink.	259

	1	Company Name
CLP Power Hong Kong Limited

	2	Change of Particulars of Individual Secretary / Director
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

	A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)
(Note 6)		Capacity ☐ Secretary ☑ Director ☐ Alternate Director	Alternate to

	Name in Chinese	-

	Name in English	Brandler	Andrew Clifford Winawer
		Surname	Other Names
(Note 7)	Identification	P888364(9)	-
		HK Identity Card Number	Overseas Passport Number

(Note 4)	Presentor’s Reference	For Official Use

Name: Yuen Lai Sheung

Address: 147 Argyle Street, Kowloon, Hong Kong

Tel: 26788265 Fax: 26788390

E-mail Address: cosec@clp.com.hk

Reference:

Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

	Please complete item(s) with change(s) only			Effective Date
	(a)	Name in Chinese
-
				DD	MM	YYYY

	(b)	Name in English
		-	-
		Surname	Other Names	DD	MM	YYYY

(Note 9)	(c)	Alias
-
				DD	MM	YYYY

(Note 10)	(d)	Residential Address
		16 Braga Circuit Kowloon Hong Kong	Country	03	12	2005
				DD	MM	YYYY

(Note 11)	(e)	E-mail Address
-
				DD	MM	YYYY

	(f)	Hong Kong Identity Card Number	-
				DD	MM	YYYY

	(g)	Overseas Passport
		-	-
		Issuing Country	Number	DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

Form	D2B	Company Number
259

3	Change of Particulars of Corporate Secretary / Director
(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese	-

(Note 12)	Name in English	-

Company Number (Only applicable to body corporate registered in Hong Kong)	-

(Note 8)	B.	Details of Change(s)
		Please complete item(s) with change(s) only	Effective Date
(a) Name in Chinese and English
-
			DD	MM	YYYY

(Note 13)		(d) Address
-
Country
			DD	MM	YYYY

(Note 11)		(c) E-mail Address
-
			DD	MM	YYYY

This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

Signed :	/s/ Yuen Lai Sheung

Name :	Yuen Lai Sheung – Assistant Company Secretary	Date :	8 December 2005
	~~Director/Secretary~~*		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)